FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Confirmation re stated post-offer intentions dated 03 June 2019
Exhibit No. 2	Director/PDMR Shareholding dated 11 June 2019
Exhibit No. 3	Impact of Alawwal bank / Saudi British Bank merger dated 17June 2019
Exhibit No. 4	Publication of Suppl.Prospcts dated 18 June 2019
Exhibit No. 5	Takeover Panel PremierTechnical Services Group plc dated 20 June 2019
Exhibit No. 6	Total Voting Rights dated 28 June 2019

Exhibit No. 1

THE FOLLOWING ANNOUNCEMENT IS BEING MADE PURSUANT TO THE REQUIREMENTS OF RULE 19.6(C) OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE "CODE"), WHICH, INTER ALIA, REQUIRES A PARTY TO AN OFFER TO MAKE AN ANNOUNCEMENT AT THE END OF A PERIOD OF 12 MONTHS FROM THE DATE ON WHICH THE OFFER PERIOD ENDED CONFIRMING WHETHER IT HAS TAKEN, OR NOT TAKEN, THE COURSE OF ACTION SET OUT IN ITS STATED INTENTIONS

FOR IMMEDIATE RELEASE

3 June 2019

The Royal Bank of Scotland Group plc

Confirmation with Respect to Stated Post-Offer Intentions With Regard to
FreeAgent Holdings Plc

The Royal Bank of Scotland Group plc ("RBS"), announces that further to the completion of the recommended cash offer for the entire issued and to be issued ordinary share capital of FreeAgent Holdings Plc by its indirect subsidiary Silvermere Holdings Limited, which was effected by way of a scheme of arrangement under Part 26 of the Companies Act 2006 on 1 June 2018, its board of directors has duly confirmed in writing to The Panel on Takeovers and Mergers in accordance with the requirements of Rule 19.6(c) of the Code that RBS has complied with its post-offer statements of intent made pursuant to Rules 2.7(c)(iv) and 24.2 of the Code, as originally detailed in its announcement of 27 March 2018 and the scheme document published on 11 April 2018.

Enquiries:

RBS Investor Relations:
Alexander Holcroft
Head of Investor Relations
Tel: 0207 672 1758

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

11 June 2019
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.  The Royal Bank of Scotland Group plc (the Company) announces that conditional deferred awards over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) vested on 7 June 2019 to the PDMRs set out below. The conditional deferred awards were granted under the RBS 2014 Employee Share Plan (the Plan) in March 2019. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Andrew McLaughlin1	CEO, RBS International	46,922	Nil	46,922
Katie Murray	Chief Financial Officer	28,801	13,537	15,264
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The above transactions took place outside of a trading venue.  The market price used to meet associated tax liabilities was £2.145. Vested Shares retained after payment of associated tax liabilities will be subject to a retention period of twelve months.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group plc

17 June 2019

RBS announces the impact of the merger of Alawwal bank and Saudi British Bank

The Royal Bank of Scotland Group plc ("RBS") notes the completion of the merger of Alawwal bank and Saudi British Bank ("SABB") announced on 16 June 2019 (the "Merger").  The completion of the merger impacts RBS and its subsidiaries NatWest Markets N.V. ("NWM NV") and NatWest Markets Plc ("NWM Plc").

RBS, through its Dutch subsidiary NWM NV, held an aggregate 40% shareholding in Alawwal bank on behalf of itself, Stichting Administratiekantoor Beheer Financiële Instellingen ("NLFI") and Banco Santander S.A. (together the "Consortium") which dated back to RBS's acquisition of ABN AMRO in 2007.  The economic interest of RBS was equivalent to a 15.3% shareholding in Alawwal bank.

As a result of the Merger NWM NV received an aggregate shareholding of 10.8% in SABB, representing the total interests of the Consortium.   NWM NV then immediately transferred the RBS economic interest of 4.1% in SABB to NWM Plc, and the balance of the shares separately to NLFI and Banco Santander S.A., as part of an unwind of the Consortium arrangements.

NWM NV is reported as part of RBS's NatWest Markets franchise.  NWM NV is now expected to transfer to NWM Plc ownership during the second half of 2019, subject to regulatory approvals, and will continue to be reported as part of the franchise.

Commenting on the transaction, Ross McEwan, CEO of RBS said,
"We are pleased that this merger has now concluded; it will help facilitate the future exit of our shareholding as we continue to focus on our key target markets.  The release of capital will also have a positive and material financial impact for RBS."

Impact of the Merger on RBS
●
Within the NatWest Markets franchise, RBS will recognise an income gain on disposal of the Alawwal bank stake for shares received in SABB of £0.4 billion and a reduction in risk weighted assets ("RWAs") of £4.7 billion.
●
Within Central Items, RBS will recycle foreign exchange of £0.3 billion which is capital neutral and will in addition extinguish legacy liabilities of £0.3 billion.
●
The gains above the line will be partially offset by £0.3 billion of non-controlling interests.
●
These impacts would have increased the 31 March 2019 CET1 by 60bps, being 20bps attributable profit and 40bps RWA relief.

The profit and loss impacts on franchises are summarised in Table 1 below, with affected entities noted.

Table 1

£bn	NWM franchise	Central Items	RBS Group	Entity
Gain on disposal	0.4	-	0.4	NWM NV
Legacy liability release	-	0.3	0.3	RBS
FX reserves recycling	-	0.3	0.3	RBS
Non interest income	0.4	0.6	1.0

Profit after Tax			1.0
Non-controlling interests			(0.3)	RBS
Profit attributable to ordinary shareholders			0.7

We estimate a further £1.2 billion of FX reserves recycling to be crystallised through RBS at the point at which NWM NV transfers ownership to NWM Plc during the second half of 2019, subject to regulatory approval, which is also capital and TNAV neutral.

Table 2 illustrates the risk weighted asset movements related to the transactions. These are indicative of the expected impact and act only as a guide.

Table 2
	NWM NV	NWM Plc	Group Adjustment	RBS Group
As at 31 March 2019	€6.5bn	-	-	£5.6bn
Transaction impact	(€6.5bn)	£0.4bn	£0.5bn	(£4.7bn)
Adjusted 31 March 2019	-	£0.4bn	£0.5bn	£0.9bn

Notes
-       The above does not include operational risk RWAs related to the stake in Alawwal bank
-       Table shown using exchange rates as at 31 March 2019 with £1:€1.162 and a SABB share price of SAR37.80. RWA impact may vary as a result of fluctuations in FX rates, SABB share price or the underlying CET1 capital base of NWM Plc. At 13 June 2019, the SABB share closing price was SAR 41.70.  As at 14 June 2019, the relevant FX rate was £1:€1.1232.

Impact of the Merger on NWM Plc
NWM Plc acquired the SABB shares attributable to RBS from NWM NV for £0.7bn, which will be carried at fair value through equity until sold.  The SABB shares are subject to a 6 month lock up period for sale outside RBS.  The investment will give rise to RWA of £0.4bn, as well as a capital deduction for non-significant investments.

Ownership of NWM NV is expected to transfer under NWM Plc in H2 2019, subject to regulatory approval.

Impact of the Merger on NWM NV
In addition to the impacts noted in Tables 1 and 2, above, NWM NV will make capital distributions to NLFI and Santander and will replace this with internal capital issuance to RBS entities in June 2019. The impact of the RWA reduction is expected to improve NWM NV's capital ratios in H1 2019.

Each of RBS, NWM Plc and NWM NV will publish their H1 2019 accounts on 2 August 2019.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS, NWM Plc or NWM NV's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBS, NWM Plc or NWM NV in respect of, but not limited to their respective: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS, NWM Plc and NWM NV's actual results are discussed in NWM Plc's 2018 Annual Report and Accounts and other regulatory filings, NWM NV's 2018 Annual Report and Accounts and other regulatory filings, and RBS's UK 2018 Annual Report and Accounts and materials filed by RBS with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS, NWM Plc and NWM NV do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 17 June 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6720C_1-2019-6-18.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

 Exhibit No. 5
FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Premier Technical Services Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	19 June 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	1,583,118	1.25%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	1,583,118	1.25%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	20 June 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 6

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 June 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 June 2019
Ordinary shares of £1	12,091,217,120	4	48,364,868,480
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,092,117,120		48,368,468,480

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 June 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary